UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Ambrx Biopharma Inc.

(Name of Issuer)

Ordinary shares, par value $0.0001 per share**

(Title of Class of Securities)

02290A102***

(CUSIP Number)

September 14, 2023

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The Reporting Persons own ordinary shares through the Issuer’s American Depositary Shares, each representing seven ordinary shares.

*** The ordinary shares have no CUSIP number. The CUSIP number for the Issuer’s American Depositary Shares, each representing seven ordinary shares, is 02290A102.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 02290A102

1.	Names of Reporting Persons

Paradigm BioCapital Advisors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	25,172,784
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	25,172,784
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

25,172,784

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.7%

12.	Type of Reporting Person (See Instructions)

PN

*       The information above is given as of the end of business on September 25, 2023, the filing date of this Schedule 13G.

Page 2 of 10 Pages

CUSIP No. 02290A102

1.	Names of Reporting Persons

Paradigm BioCapital Advisors GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	25,172,784
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	25,172,784
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

25,172,784

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.7%

12.	Type of Reporting Person (See Instructions)

OO

*       The information above is given as of the end of business on September 25, 2023, the filing date of this Schedule 13G.

Page 3 of 10 Pages

CUSIP No. 02290A102

1.	Names of Reporting Persons

Senai Asefaw, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	25,172,784
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	25,172,784
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

25,172,784

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.7%

12.	Type of Reporting Person (See Instructions)

IN

*       The information above is given as of the end of business on September 25, 2023, the filing date of this Schedule 13G.

Page 4 of 10 Pages

CUSIP No. 02290A102

1.	Names of Reporting Persons

Paradigm BioCapital International Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	20,968,178
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	20,968,178
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

20,968,178

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.8%

12.	Type of Reporting Person (See Instructions)

CO

*       The information above is given as of the end of business on September 25, 2023, the filing date of this Schedule 13G.

Page 5 of 10 Pages

Item 1.

(a)	The name of the issuer is Ambrx Biopharma Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 10975 North Torrey Pines Road, La Jolla, California, 92037.

Item 2.

(a)	This Schedule 13G is filed by the following (the “Reporting Persons”): (1) Paradigm BioCapital Advisors LP (the “Adviser”); (2) Paradigm BioCapital Advisors GP LLC (the “Adviser GP”); (3) Senai Asefaw, M.D. (“Senai Asefaw”); and (4) Paradigm BioCapital International Fund Ltd. (the “Fund”). The Fund is a private investment vehicle. The Fund and one or more separately managed accounts managed by the Adviser (the “Account”) directly beneficially own the Ordinary Shares (as defined below) reported in this Statement. The Adviser is the investment manager of the Fund and the Account. The Adviser GP is the general partner of the Adviser. Senai Asefaw is the managing member of the Adviser GP. The Adviser, the Adviser GP and Senai Asefaw may be deemed to beneficially own the Ordinary Shares directly beneficially owned by the Fund and the Account. Each Reporting Person disclaims beneficial ownership with respect to any Ordinary Shares other than the Ordinary Shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 767 Third Avenue, 17th Floor, New York, NY 10017.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This statement relates to the ordinary shares, par value $0.0001 per share, of the Issuer (the “Ordinary Shares”).

(e)	The Ordinary Shares have no CUSIP number. The CUSIP number for the Issuer’s American Depositary Shares, each representing seven Ordinary Shares, is 02290A102.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

Page 6 of 10 Pages

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________________

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on September 25, 2023, the date of filing of this Schedule 13G.

As of the close of business on the Event Date of September 14, 2023, the Reporting Persons collectively beneficially owned 22,604,330 Ordinary Shares (18,801,321 of which were held by the Fund and 3,803,009 of which were held by the Account), representing 5.1% of all of the outstanding Ordinary Shares.

The percentages of beneficial ownership contained herein are based on 437,791,970 Ordinary Shares outstanding as of August 31, 2023 as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on September 15, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Page 7 of 10 Pages

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2023

Paradigm BioCapital Advisors LP

Paradigm BioCapital Advisors GP LLC

Paradigm BioCapital International Fund Ltd.

By:	/s/ David K. Kim

Name: David K. Kim

Title: Authorized Signatory

/s/ Senai Asefaw, M.D.

Senai Asefaw, M.D.

Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 10 of 10 Pages